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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                             SEC File No.333-153575

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For the Fiscal Year Ended: June 30, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on From 20-K
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMISSION
             HAS VERIFIED ANY OF THE INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION


HighLight Networks, Inc.
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Full Name of Registrant


N/A
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Former Name if Applicable


215 S. Riverside Dr. Suite 12,
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Address of Principal Executive Office (Street and Number)


Cocoa, FL  32922
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City, State and Zip Code

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PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. N/A

PART III - NARRATIVE

The Company has not been able to compile all of the requisite financial data and narrative information necessary for it to have sufficient time to complete its Annual Report on Form 10-K for the fiscal year ended June 30, 2009 without unreasonable effort or expense. The Form 10-K will be filed as soon as reasonably practicable and in no event later than October 13, 2009.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Perry West                     321                       636-5804
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         (Name)                   (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports. [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No *

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* The Company is in the process of reviewing its accounting for the minority interest in a consolidated partnership entity and may have adjustments related to this item. The Company is still trying to determine the amount and nature of any such adjustments that may be required.

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                            HighLight Networks, Inc.
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                 (Name of Registrant as Specified in its Charter)

Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2009                    By:  /s/ Perry D. West
                                                 --------------------------
                                                 Perry D. West, President
                                                 Principal Financial Officer




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